FORM 51-102F3

MATERIAL CHANGE REPORT

1.

Name and Address of Company

Panthera Exploration Inc.  (the "Issuer")

#709 - 837 West Hastings Street

Vancouver, BC  V6C 3N6

Phone:  (604) 687-1828

2.

Date of Material Change

June 17, 2009

3.

Press Release

The press release was released on June 17, 2009 through various approved public media and filed with the TSX Venture Exchange and the British Columbia and Alberta Securities Commissions.

4.

Summary of Material Change(s)

The following is summary of the nature and substance of the material changes:

1.

Further to the Issuer’s news release dated June 3, 2009 regarding the proposed sale of its Peruvian and Argentina properties as described therein (the “Properties”) to Golden Arrow Resources Corp. (“Golden Arrow”), the Issuer will seek shareholder approval to the Properties’ disposition to Golden Arrow at its next general meeting of shareholders, which has been re-scheduled to July 22, 2009.

2.

The Issuer has agreed to borrow $150,000 from Golden Arrow, repayable after 90 days on demand, with interest at 4% per annum (the “Loan”) to maintain the Properties in good standing.  The Loan is secured by a promissory note and a general security agreement (the “GSA”) in favour of Golden Arrow against the Properties, any equipment thereon, all technical data and any proceeds (the “Collateral”).  The GSA will entitle Golden Arrow to seize the Collateral, if the Loan is not repaid, in satisfaction of the Loan.

3.

The Company has also reached an agreement in principle with an independent drilling contractor to settle liabilities of US$160,688.29 (plus accrued interest), incurred for drilling work.  The Company will settle US$75,000 of such indebtedness by transferring to the contractor, all of the shares of the Company’s Peruvian subsidiary, Recursos de los Andes S.A.C., after completion of the sale of the Properties to Golden Arrow.  The balance of the Company’s indebtedness to the contractor will be settled or repaid by either the issuance of shares for debt, or a private equity financing, on terms yet to be arranged and subject to regulatory approval.

5.

Full Description of Material Change

Panthera Exploration Inc. (the “Company”) (PNX-TSX.V; PNXLF-OTC; OAY-Frankfurt) announces that further to its news release dated June 3, 2009 regarding the proposed sale of its Peruvian and Argentina properties as described therein (the “Properties”) to Golden Arrow Resources Corp. (“Golden Arrow”), the Company will seek shareholder approval to the Properties’ disposition to Golden Arrow (the “Disposition”) at its next general meeting of shareholders, which has been re-scheduled to July 22, 2009.

Due to the impending deadline this month to pay required property maintenance fees on the Properties, and the Company’s lack of capital resources, the Company has agreed to borrow $150,000 from Golden Arrow, repayable after 90 days on demand, with interest at 4% per annum (the “Loan”) to maintain the Properties in good standing.  The Loan is secured by a promissory note and a general security agreement (the “GSA”) in favour of Golden Arrow against the Properties, any equipment thereon, all technical data and any proceeds (the “Collateral”).  The GSA will entitle Golden Arrow to seize the Collateral, if the Loan is not repaid, in satisfaction of the Loan.

According to the terms of the Loan, if the shareholders approve the Disposition, then the Loan will be applied towards Golden Arrow’s acquisition cost for the Properties, less any payments made by the Company from the proceeds of the Loan for property maintenance fees, since Golden Arrow had agreed to assume the on-going property maintenance expenses of the Properties.

The Company has also reached an agreement in principle with an independent drilling contractor to settle liabilities of US$160,688.29 (plus accrued interest), incurred for drilling work.  The Company will settle US$75,000 of such indebtedness by transferring to the contractor, all of the shares of the Company’s Peruvian subsidiary, Recursos de los Andes S.A.C., after completion of the sale of the Properties to Golden Arrow.  The balance of the Company’s indebtedness to the contractor will be settled or repaid by either the issuance of shares for debt, or a private equity financing, on terms yet to be arranged and subject to regulatory approval.

6.

Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable

7.

Omitted Information

Not Applicable

8.

Executive Officer

Nikolaos Cacos,

President and Chief Executive Officer

Phone: (604) 687-1828

9.

Date of Report

June 17, 2009.